

January 8, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. Michael McLaren
President
W2 Energy, Inc.
26 Densley Avenue
Toronto, Ontario M6M 2R1

Re: **W2 Energy, Inc.**
        Amendment No.2 to Registration Statement on Form 10-SB
        Filed on: December 26, 2007
        File No.: 000-52277

Dear Mr. McLaren:

       We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have read your response to comment 1 in our letter dated November 27, 2007, but do not see where you have filed your statement on EDGAR simultaneously with the filing of this amended Form 10-SB. Please indicate where we can locate this statement or revise accordingly.

Business, page 3

2. We note your response to prior comment 3 which indicates that you have added "Note 2 l" to disclose your accounting policy regarding research and development costs. However, we do not see such Note anywhere in your filing or in your amended September 30, 2007, Form 10-QSB filed December 26, 2007. Please indicate where we can locate this information or revise accordingly.

Business, page 4
Strategic Partners, page 4

3. We note that it does not appear that you have filed a finalized copy of the General Services Agreement since some information is blank. Please advise.

4. If you intend to state that the sponsored research agreement was terminated as of August 31, 2007, please revise your disclosure accordingly and further clarify the status of your current strategic relationship with DPI. Please refer to comment 24 of our December 1, 2006 letter.

    Patents, Trademarks, Licenses, Franchises . . ., page 5

5. You state that the company does not have any patents. In your discussion of Innovations and Next Generation Projects, page 4, you refer to the company's patented low head hydro-turbine with respect to the Small Electrical Generating System. The company's profile on http://www.otcreporter.com references a "large technology portfolio of patents." Please revise your disclosures to avoid any discrepancies.

Financial Information, page 8
Liquidity and Capital Resources, page 9

6. In response to comment 10 of our November 27, 2007 letter, the newly added sentence at the end of the third paragraph states that you expect Premier Capital to continue funding your cash flow for at least the next 12 months. We note, however, that Exhibit 10.7 to the registration statement contains an amendment to the promissory note pursuant to which you will have to (i) repay the outstanding balance of the note in 48-months and (ii) make monthly interest payments in the amount of $11,472.61 starting on November 27, 2007. In light of these payment obligations, please explain the basis of your expectation that Premier Capital will continue to fund your operations. Please identify Premier here.

Security Ownership of Certain Beneficial Owners and Management, page 11

7. We note your response to comment 6 of our November 27, 2007 letter; however, we are unable to identify the disclosure that you have revised to state that the beneficial ownership table includes all shares that may be received within 60 days. Please revise the disclosure or tell us where to find it.

Executive Compensation, page 12

8. Please update to provide compensation for 2007. In addition, it appears that you are using the old executive compensation table *and related transactions disclosure*. For registration statements filed on or after December 15, 2006, that are required to include Items 402 and 404 of Regulation S-B disclosures for fiscal years ending on or after December 15, 2006, must comply with the requirements adopted by the Commission and published in Release No. 33-8732A. Please revise to update the table and include the Directors Compensation table. For

guidance, you may wish to refer to our compliance and disclosure interpretations and our transition questions and answers on executive compensation and related person disclosure, both of which are available in the Division of Corporation Finance's section under "SEC Divisions" on the Commission's website at www.sec.gov.

Certain Relationships and Related Transactions, page 13

9. We have read your response to comment 11 in our letter dated November 27, 2007. We note the amended terms, including payment amount and maturity, of the promissory note in Exhibit 10.7 filed with the first amendment of the Form 10-SB on November 5, 2007. Please revise your disclosure related to this promissory note herein to match the amended terms contained in the aforementioned Exhibit. Further please reconcile between the balance of the note stated in Exhibit 10.7 to the amount recorded on your balance sheet at September 30, 2007. Finally, as we note this exhibit is an "amendment" to the promissory note, please file as another exhibit the original agreement related to the promissory note, as previously requested in comment 18 of our letter dated July 6, 2007.

10. Please disclose the terms of your shareholder loans discussed in the Liquidity and Capital Resources section, page 9, identify the shareholders and disclose the use of proceeds.

Recent Sales of Unregistered Securities, page 14

11. We note your response to prior comment 12 which indicates that the 3.3 million shares to Torrey Hills Capital are included in the 13,400,000 shares issued for services line of the statement of stockholders' equity during the year ended December 31, 2006. Based on the information in Item 10, a total of 87,270,833 shares were issued during 2006. The aggregate amount of issuances presented in the statement of stockholders' equity was 83,970,833 during 2006. This amounts to a difference of 3,300,000 shares. As previously requested, please reconcile between your Item 10 information for 2006 and the amount of shares issued on your statement of stockholders' equity.

12. We have read your response to prior comment 14 which confirms that WWT Canada is the accounting acquirer and that historical income statements and equity section of the balance sheet of WWT Canada have been retroactively restated in accordance with reverse recapitalization accounting. We further note that your response discusses the technology asset that belonged to WWT Canada prior to the transaction and that it was not capitalized because it was internally developed in accordance with GAAP. With regards to the above, please tell us the following:

- Confirm that the financial statements included on pages F-22 through F-30 in your Form 10-SB for December 31, 2004, and 2005 are those of WWT Canada. If so, tell us how the equity section of those financial statements reconciles to those presented in 2006 and reflects the reverse merger appropriately.
- We note that the technology asset of $1,728,376 is capitalized on your December 31, 2005, balance sheet on page F-22. Please explain why this asset is capitalized in 2005. Further we note your response indicates that this asset was internally developed from the beginning and capitalization is not appropriate under GAAP. Tell us how you have accounted for the costs incurred to develop the technology, where you have classified them on the income statement and cite the authoritative guidance to support your accounting treatment.
- We note as a result of your restatement that your expenses have increased to $15,904,397. Please tell us the nature of these expenses.
- Your response indicates that you have attached the financial statements of WWT Nevada premerger; however, we are unable to locate them. Please provide this information as previously requested.

13. We note your response to prior comments 15 and 16 which states that you have provided additional disclosures required by paragraphs 25-26 of SFAS 154 in Note 6; however, we are unable to locate these revisions. Please tell us where we can locate this additional disclosure or revise your disclosure as previously requested.

Description of Registrant's Securities to be Registered, page 16

14. We reissue comments 20 and 21 of our July 6, 2007 letter.

15. We reissue comment 23 of our July 6, 2007 letter.

Form 10-QSB/A for the period ended September 30, 2007

Controls and Procedures, page 9

1. We have read your response to comment 1 in our letter dated November 27, 2007 related to this periodic Exchange Act report. You respond that you have revised the language therein to conform to Item 308(c) of Regulation S-B. However, you continue to state herein that there were no <u>significant</u> changes in your internal controls or in other factors that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise your language to conform exactly to the aforementioned Item. That is, disclose <u>any</u> change in your internal control

over financial reporting during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Melissa Rocha, Senior Staff Accountant, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Branch Chief

cc: Mr. William D. O'Neal (via facsimile @ (480) 816-9241)
        The O'Neal Law Firm, P.C.
        17100 E. Shea Boulevard
        Suite 400-D
        Fountain Hills, AZ 85268